UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

NOTICE TO THE MARKET

Telefônica Brasil S.A. hereby informs that Vivo S.A., its wholly owned subsidiary, signed a Memorandum of Understanding ("MoU") with CLARO, in order to build together a plan for infrastructure sharing and backhaul for the next 3 years, involving networks 4G and 3G.

This agreement aims to optimize the investment costs, operation and maintenance of its networks and the provision of services to its customers, improving coverage in 4G, which will require a larger amount of sites.

São Paulo, March 5th, 2013.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 3430 8901
Email: ir.br@telefonica.com
www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 5th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director